Exhibit 2.22.

AMBEV ANNOUNCES AN AGREEMENT WITH RESPECT TO THE INCREASE IN ITS SHAREHOLDING IN QUILMES INDUSTRIAL S.A. (“QUINSA”)

São Paulo, April 13th, 2006 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces that it has entered into an agreement with Beverages Associates (BAC) Corp. (“BAC”) pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. Upon the closing of the transaction, AmBev’s equity interest in Quinsa will increase from 56.72% to 91.18% of its total share capital.

This agreement represents the final step of a transaction initiated in May 2002, whereby AmBev acquired an initial stake in Quinsa. The respective agreements provided that BAC had a put option in connection with its remaining shares in Quinsa, in exchange for AmBev’s shares. AmBev had a corresponding call option after 2009. Pursuant to the transaction announced today, which supersedes these put and call options, the parties agreed that the purchase price will be paid in cash.

The agreed purchase price corresponds to an EBITDA multiple for Quinsa for the year ending December 31, 2006* between 9.3 and 9.5x (with respect to the 34.46% of Quinsa´s share capital to be purchased by AmBev). In addition, taken together with all previous share purchases made by AmBev since May 2002, this deal would lead to a total enterprise value for Quinsa of approximately US$1.9 billion and would correspond to an EBITDA multiple between 4.8 and 5.0x for the year ending December 31, 2006*, mainly due to the share buyback programs and the strong operational performance in the past 3 years, driven by both volume and EBITDA growth.

The closing of the transaction is subject to customary conditions precedent, including any required regulatory approvals.

The transaction will be submitted to the ratification of AmBev´s shareholders in accordance with article 256 of Brazilian Corporate Law.

AmBev expects the transaction to increase synergies between the operations of Quinsa and AmBev throughout the Southern Cone. The transaction reflects AmBev’s commitment to market growth in Argentina, Uruguay, Paraguay, Bolivia and Chile.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the main Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma, Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and its franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

* 2006 estimates were calculated based on our guidance for Quinsa’s EBITDA growth issued on February 23rd, 2006.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

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Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.